SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 12, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	7496J	December 8, 2008
2.	Regulatory News Service Notice	7466J	December 8, 2008

SUPPL

08006346

RECEIVED
2008 DEC 30 A 10:51

PROCESSED
JAN 06 2009
THOMSON REUTERS

SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>
12/08/2008 11:42 AM

To eleanor.besserman@e.
cc
bcc
Subject Hemscott News Alert - Elementis PLC

RECEIVED
2008 DEC 30 A 10:
CORPORATE FINANCE

RNS Number : 7496J
Elementis PLC
08 December 2008

A Second Price Monitoring Extension has been activated in this security.

A Second Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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SEC File No. 82-34751

Elementis plc Email Alert <emailalert@hemscottbusiness.co.uk>

12/08/2008 11:36 AM

To eleanor.besserman(

cc

bcc

Subject Hemscott News Alert - Elementis PLC

RNS Number : 7466J
Elementis PLC
08 December 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auction price that is a pre-determined percentage above or below the base price.

The auction call period is extended for 5 minutes.For details of how base prices are set for each market, please refer to the Guide to Trading Service at www.londonstockexchange.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

PMEEAKAPEDSPFFE

To unsubscribe from alerts, please visit our website.

END